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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           Caliper Technologies Corp.
       -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   130876 10 5
         --------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]    Rule 13d-1(b)

               [ ]    Rule 13d-1(c)

               [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)


                                Page 1 of 4 pages

---------------------                                          -----------------
CUSIP NO. 130876 10 5                 13G                      PAGE 2 OF 4 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

           LOMBARD ODIER & CIE
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           SWITZERLAND
--------------------------------------------------------------------------------
                          5   SOLE VOTING POWER
        NUMBER OF             1,095,234
         SHARES          -------------------------------------------------------
      BENEFICIALLY        6   SHARED VOTING POWER
        OWNED BY              0
          EACH           -------------------------------------------------------
        REPORTING         7   SOLE DISPOSITIVE POWER
         PERSON               1,095,234
          WITH:          -------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER
                              156,667
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,251,901
--------------------------------------------------------------------------------
  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%
--------------------------------------------------------------------------------
  12       TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 4 pages

ITEM 1.

           (a)    NAME OF ISSUER
                  Caliper Technologies Corp.

           (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  605 Fairchild Drive
                  Mountain View, CA 94043

ITEM 2.
           (a)    NAME OF PERSON FILING
                  Lombard Odier & Cie

           (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 11 Rue de la Corraterie, 1204 Geneva, Switzerland

           (c)    CITIZENSHIP
                  Switzerland

           (d)    TITLE OF CLASS OF SECURITIES
                  Common Stock

           (e)    CUSIP NUMBER
                  130876 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           NOT APPLICABLE.

ITEM 4.    OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    AMOUNT BENEFICIALLY OWNED: 1,251,901

           (b)    PERCENT OF CLASS: 5.3%

           (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 1,095,234

                  (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 0

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                        1,095,234

                  (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                        156,667

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Of the shares held in the name of Lombard Odier & Cie, 87.49% are held for the benefit of the Lombard Odier Immunology Fund which is managed by Lombard Odier Fund Managers S.A. and 12.51% are held for the benefit of private or institutional clients. With respect to the shares held for the benefit of private or institutional clients, such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares and retain sole voting power with respect to such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


                                Page 3 of 4 pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         February 13, 2001               February 13, 2001
                         -------------------------------------------------------
                                                   Date

                         /s/ Carmela Gokok               /s/ Fernando Perez Diaz
                         -------------------------------------------------------
                                                 Signature

                         Vice President                  Assistant Manager
                         -------------------------------------------------------
                                                Name/Title




                                Page 4 of 4 pages